Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the use of the report of Caturano and Company, P.C. (whose name has since been changed to Caturano and Company, Inc.) dated March 31, 2010 relating to the financial statements of Cambridge Heart, Inc. as of December 31, 2009 and 2008 and for the years then ended (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern), and to all references to our Firm, included in or made a part of this Registration Statement on Form S-1.

/s/ Caturano and Company, Inc.

Caturano and Company, Inc.
Boston, Massachusetts
January 31, 2011